UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2021

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of 1Q 2021 Business Report

On May 17, 2021, Shinhan Financial Group (“SFG”) filed its Business Report (the “Business Report”) for the first quarter of 2021 with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Other Financial Information

4. Independent Auditor

5. Corporate Governance

6. Major Shareholders and Market Price Information of our Common Shares and ADRs

7. Directors, Executive Officers and Employees

8. Related Party Transactions

1. Introduction of the Group

Company History (from Jan. 2010 through the reporting date)

▪	Jan. 2010: Shinhan Data System became a direct subsidiary of SFG
▪	Aug. 2010: Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪	Feb. 2011: Shinhan BNP Paribas Asset Management (Hong Kong) Ltd. became an indirect subsidiary of SFG
▪	Nov. 2011: Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪	Dec. 2011: Shinhan Savings Bank became a direct subsidiary of SFG
▪	Nov. 2012: Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪	Jan. 2013: Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪

Apr. 2013: Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

▪	Nov. 2014: LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪	Jul. 2015: Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪	Oct. 2015: Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪	Nov. 2015: PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪	Dec. 2015: PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪	Dec. 2015: PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪	Mar. 2016: Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪	Jul. 2016: PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪	Dec. 2016: Launched new integrated PT Bank Shinhan Indonesia
▪	Oct. 2017: Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪	Dec. 2017: Shinhan K REITs became an indirect subsidiary of SFG
▪	Apr. 2018: Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪	May 2018: GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪	May 2018: Shinhan DS Vietnam became an indirect subsidiary of SFG
▪	Sep. 2018: Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪	Oct. 2018: SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.
▪	Feb. 2019: Orange Life Insurance, Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholders)
▪	May 2019: Asia Trust. Co., Ltd. joined SFG as a direct subsidiary
▪	Aug. 2019: Shinhan AI Co., Ltd. incorporated and joined as a direct subsidiary
▪	Jan. 2020: Orange Life Insurance, Ltd. became a wholly-owned subsidiary (acquisition of remaining interests by effecting a comprehensive stock exchange)
▪	Sep. 2020: Neoplux Co., Ltd. joined SFG as a direct subsidiary (acquisition from majority shareholder)

▪

Dec. 2020: SFG acquired the remaining interests in Neoplux by effecting a small-scale stock exchange and hence Neoplux has become our wholly owned subsidiary and on January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment.

▪

Jan. 2021: SFG acquired the remaining 35% interests in Shinhan BNPP Asset Management and it became a wholly-owned subsidiary. Shinhan BNPP Asset Management changed its legal name to Shinhan Asset Management.

Principal(Direct) Subsidiaries under Korean Law (as of Mar. 31, 2021)

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Orange Life Insurance	100.0%
Shinhan Capital	100.0%
Shinhan Asset Management 1)	100.0%
Jeju Bank 2)	75.3%
Shinhan Savings Bank 3)	100.0%
Asia Trust. Co., Ltd.	60.0%
Shinhan DS	100.0%
Shinhan AITAS 4)	99.8%
Shinhan Credit Information	100.0%
Shinhan Alternative Investment Management	100.0%
Shinhan REITs Management	100.0%
Shinhan AI	100.0%
Shinhan Venture Investrment 5)	100.0%
SHC Management 6)	100.0%

1)On January 15, SFG acquired remaining 35% interests in Shinhan BNP Paribas Asset Management and it became our wholly-owned subsidiary (changed its legal name to Shinhan Asset Management)

2)Jeju Bank is currently listed on the Korea Exchange.

3)On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

4)On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

5)On January 11, Neoplux changed its legal name to Shinhan Venture Investment.

6)Currently in liquidation proceedings

Indirect subsidiaries held through direct subsidiaries (as of the reporting date)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	99.99%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
	Shinhan Vietnam Finance Co. Ltd.	100.00%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
	Shinhan Smilegate Global PEF I 3)	10.0%
Shinhan Life Insurance	Shinhan Financial Plux	100.0%
Shinhan Capital	KOFC Shinhan Frontier Champ 2010-4 PEF1)	6.5%
Shinhan Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Alternative Investment Management	Shinhan Private Equity Fund 2nd 4)	66.3%
Shinhan DS	Shinhan DS Vietnam Co. Limited	100.0%
Shinhan Venture Investment	Neoplux 3rd PEF	10.0%
	KTCNP Growth Champ	5.56%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 14.21% of Shinhan Smilegate Global PEF I.
4) Shinhan Financial Group and its subsidiaries currently own 96.74% of Shinhan Private Equity Fund 2nd.

Credit Ratings

Date	Types of Issuance	Credit Rating	Rating Company (Rating Range)
4/9/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
5/26/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D)
5/27/2020	Debentures	AAA	NICE Investors Service(AAA~D)
6/30/2020	Commercial Paper	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
6/30/2020	Electronic Short-term Bond	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
7/10/2020	Debentures	A	Standard & Poors (AAA~D)
7/10/2020	Debentures	A1	Moody’s (Aaa~C)
9/10/2020	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
10/28/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
12/22/2020	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2/8/2021	Electronic Short-term Bond	A1	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2/18/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
2/24/2021	Debentures	AAA	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
3/4/2021	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)
3/4/2021	Write-down Contingent Capital Securities	AA-	Korea Rating(AAA~D) / KIS Rating(AAA~D) / NICE Investors Service(AAA~D)

Number of Shares (as of Mar. 31, 2021)

Types of Shares	Number of Shares
Number of shares authorized for issuance	1,000,000,000
Number of common shares issued (1)	516,599,554
Number of preferred shares issued (2)	17,482,000
Total outstanding shares	534,081,554
Treasury stocks (3)	6,350
Total outstanding shares with voting rights	516,593,204

(1) SFG issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between SFG and Orange Life Insurance on January 28, 2020. On June 1, 2020, SFG cancelled 5,035,658 treasury shares. On September 29, 2020, SFG had a paid-in capital increase and issued 39,130,000 common shares (third-party allocation). On December 30, 2020, SFG issued 72,719 shares of common stock in relation to a small-scale stock exchange between SFG and Neoplux.

(2) For more information, please refer to SFG’s reports on Form 6-K furnished to the Securities and Exchange Commission on February 12, 2019 and April 30, 2019.

(3) SFG acquired treasury stocks through the acquisition of fractional shares as a result of a stock exchange between SFG and Orange Life Insurance on January 28, 2020 and between SFG and Neoplux on December 30, 2020.

Dividends

			(KRW million)
Items	1Q FY2021 (Jan. 1 ~ Mar. 31)	FY2020 (Jan. 1 ~ Dec. 31)	FY2019 (Jan. 1 ~ Dec. 31)
Par value per share (Won)	5,000	5,000	5,000
(Consolidated) Net Income	1,191,938	3,414,595	3,403,497
(Separate) Net Income	1,328,049	1,274,443	1,129,173
(Consolidated Earnings per share (Won)	2,173	6,654	7,000
Total Cash dividends	-	803,838	883,929
Total stock dividends	-	-	-
(Consolidated) Cash dividend payout ratio (%)	-	23.54	25.97
Cash dividend yield (%) – common shares	-	4.52	4.06
Cash dividend yield (%) – preferred shares	-	5.17	4.06
Stock dividend yield (%)	-	-	-
Cash dividend per share (Won)	-	1,500	1,850
Stock dividend per share	-	-	-
Note) Cash dividend payout ratio on a common share basis for FY2020 is 22.66%

2. Business Results

Operating Results

		(KRW billion)
	1Q FY2020 (Jan. 1 ~ Mar. 31)	FY2020 (Jan. 1 ~ Dec. 31)	FY2019 (Jan. 1 ~ Dec. 31)
Net interest income	2,556	9,883	9,738
Interest income	3,523	14,774	15,707
Interest expense	966	4,891	5,969
Net fees and commission income	682	2,383	2,141
Fees and commission income	1,024	3,815	3,557
Fees and commission expense	343	1,432	1,417
Net insurance income	-156	-604	-497
Insurance income	1,698	7,248	7,569
Insurance expense	1,854	7,852	8,066
Net gain(loss) on securities and FX trading/derivatives	444	1,125	982
Provision for credit loss and impairment loss	-188	-1,391	-951
Net other operating income(expense)	-377	-1,254	-1,231
General and administrative expenses	1,279	5,212	5,135
Net operating income	1,682	4,930	5,046
Equity method income	13	160	53
Other non-operating income(expense), net	-50	-335	-188
Profit before income taxes	1,645	4,754	4,912
Income tax expense	427	1,256	1,269
Consolidated net profit	1,218	3,498	3,642
Net profit attributable to equity holders of the Group	1,192	3,415	3,404
Net profit attributable to non-controlling interest	26	84	239
Notes : Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		1Q FY2021				FY2020				FY2019
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Propor-tions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	332,078.0	54.3	528.1	0.64	280,108.9	53.8	3,644.6	1.30	257,656.5	58.2	3,091.7	1.20
	Borrowings	28,279.5	4.6	60.9	0.87	22,705.0	4.4	400.2	1.76	19,211.9	4.3	316.9	1.65
	Debt Securities Issued	75,495.3	12.3	346.7	1.86	69,636.9	13.4	1,666.3	2.39	57,284.3	12.9	1,336.8	2.33
	Other Liabilities	129,583.1	21.2	-	-	108,013.9	20.7	-	-	73,666.5	16.7	-	-
	Total Liabilities	565,435.9	92.4	-	-	480,464.7	92.3	-	-	407,819.2	92.1	-	-
	Total Stockholder's Equity	46,549.7	7.6	-	-	39,922.0	7.7	-	-	34,911.0	7.9	-	-
	Total Liabilities & SE	611,985.6	100.0	-	-	520,386.7	100.0	-	-	442,730.2	100.0	-	-
Use	Cash & Due from Banks	31,920.6	5.2	23.4	0.30	24,598.6	4.7	241.9	0.98	20,581.4	4.6	188.9	0.92
	Loans	363,988.8	59.5	2843.8	3.17	313,159.5	60.2	12,508.9	3.99	287,925.9	65.0	11,190.7	3.89
	Loans in KRW	284,385.6	46.5	2001.2	2.85	244,234.3	46.9	8,737.8	3.58	224,504.2	50.7	7,892.5	3.52
	Loans in Foreign Currency	30,006.0	4.9	259.9	3.51	24,284.0	4.7	1,082.6	4.46	19,306.0	4.4	795.6	4.12
	Credit Card Accounts	23,846.1	3.9	466.3	7.93	23,058.3	4.4	1,916.8	8.31	21,543.9	4.9	1,790.2	8.31
	Others	25,751.1	4.2	116.4	1.83	21,582.9	4.2	771.6	3.58	22,571.8	5.0	712.5	3.16
	FVOCI Financial Assets	57,400.9	9.4	212.1	1.50	50,641.0	9.7	1,072.9	2.12	37,064.0	8.4	754.6	2.04
	AC Financial Assets	47,660.6	7.8	265.1	2.26	40,955.7	7.9	1,061.3	2.59	26,456.1	6.0	730.4	2.76
	Other Assets	111,014.7	18.1	-	-	91,031.9	17.5	-	-	70,702.8	16.0	-	-
	Total Assets	611,985.6	100.0	-	-	520,386.7	100.0	-	-	442,730.2	100.0	-	-
1) The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

3. Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Aggregate Amount of Equity Capital (A)	41,051.4	39,709.1	35,712.3
Risk-Weighted Assets (B)	258,256.0	252,321.4	256,891.7
BIS Ratio (A/B)	15.90%	15.74%	13.90%
Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Shinhan Bank	BIS Capital Adequacy Ratio	18.0	18.5	15.9
Shinhan Card	Adjusted Equity Capital Ratio	19.0	19.9	20.1
Shinhan Investment Corp.	Net Capital Ratio	1,645.9	1,677.7	1,217.4
Shinhan Life Insurance	Risk Based Capital Ratio	243.5	249.5	227.9
Orange Life Insurance	Risk Based Capital Ratio	380.0	395.4	393.9
Shinhan Capital	Adjusted Equity Capital Ratio	13.8	15.2	13.1
Shinhan Asset Management	Equity Capital (KRW billion)	181.7	170.6	164.5
	Minimum Capital Requirement (KRW billion)	31.4	30.7	29.3
Jeju Bank	BIS Capital Adequacy Ratio	16.1	15.8	14.9
Shinhan Savings Bank	BIS Capital Adequacy Ratio	15.0	15.8	15.5
Asia Trust	Net Capital Ratio	985.9	1,016.5	969.6

Notes :

▪The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

▪Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

▪Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

▪Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

▪The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

▪Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.

▪Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

▪Under the guidelines issued by the FSS, Shinhan Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Mar. 31, 2021			Dec. 31, 2020			Dec. 31, 2019
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	2,898.5	1,236.9	234.3	1,562.0	451.8	345.7	192.7	37.9	508.2
Shinhan Card	18,008.3	5,086.6	354.0	17,596.2	4,658.9	377.7	17,922.1	4,464.9	401.4
Shinhan Investment Corp.	20,054.3	14,305.6	140.2	18,292.3	13,295.7	137.6	15,099.7	10,869.3	138.9
Shinhan Life Insurance	1,033.4	794.0	130.2	1,475.7	778.7	189.5	1,130.3	703.7	160.6
Orange Life Insurance	885.4	572.4	154.7	1,292.8	612.5	211.1	1,291.8	655.4	197.1
Shinhan Capital	1,481.9	793.2	186.8	1,280.7	628.5	203.8	970.1	659.9	147.0
Shinhan Savings Bank	387.7	293.0	132.3	314.7	184.8	170.3	226.1	188.8	119.8
Asia Trust	205.2	22.5	912.3	185.5	21.8	851.4	101.8	10.9	933.1

Notes:

▪Shinhan Financial Group: Due within 1 month

▪Shinhan Life Insurance and Orange Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

▪Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months

▪Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Mar. 31, 2021			Dec. 31, 2020			Dec. 31, 2019
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	62,499.1	69,530.7	89.9	63,154.4	70,453.2	89.6	63,054.8	60,280.6	104.6
Jeju Bank	680.1	603.0	112.8	600.5	572.9	106.0	642.0	510.7	126.2

Notes:

▪Liquidity Coverage Ratios are the arithmetic mean of daily LCRs for 3 months.

▪Financial Services Commission temporarily eased the regulatory minimum from 100.0% to 85.0% in response to
COVID-19 pandemic until September 30, 2021.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Mar. 31, 2021			Dec. 31, 2020			Dec. 31, 2019
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	44.4	-	N/A	108.8	9.9	1,099.0	135.3	6.7	2,019.4
Shinhan Investment Corp.	8,298.2	8,116.0	102.2	6,426.3	6,587.4	97.6	6,769.9	6,488.4	104.3
Shinhan Capital	10.1	2.0	505.4	19.2	6.5	221.5	131.9	128.0	103.0
Jeju Bank	32.1	28.9	111.2	21.7	16.3	132.7	29.1	13.9	209.4

Notes :

▪Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.

▪Jeju Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.

▪Shinhan Bank’s foreign currency liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

			(USD millions, %)
Company	2021 1Q	2020 1Q	2019 1Q
	Jan. 1 ~ Mar. 31	Jan. 1 ~ Mar. 31	Jan. 1 ~ Mar. 31
Shinhan Bank	110.4	116.9	121.8

Notes :

▪The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and was increased gradually to 80% in 2019.

▪Financial Services Commission temporarily eased the regulatory minimum from 80% to 70% in response to COVID-19 pandemic until September 30, 2021.

▪Foreign Currency Liquidity Coverage Ratio is calculated by averaging the daily foreign liquidity coverage ratio for the quarter.

3) Asset Quality

SFG Consolidated Basis

(KRW billion)
	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Total Loans	365,405.7	357,566.8	326,413.7
Substandard & Below	1,930.3	1,878.3	1,818.0
Substandard & Below Ratio	0.53%	0.53%	0.56%
Non-Performing Loans	1,505.5	1,390.3	1,433.3
NPL Ratio	0.41%	0.39%	0.44%
Substandard & Below Coverage Ratio	157.09%	162.95%	148.29%
Loan Loss Allowance	3,032.3	3,060.8	2,695.8
Substandard & Below Loans	1,930.3	1,878.3	1,818.0

Separate Basis

(%)	Mar. 31 2021			Dec. 31 2020			Dec. 31, 2019
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.36	0.30	135	0.36	0.29	143	0.45	0.36	116
Shinhan Card	1.06	0.48	274	1.09	0.56	277	1.15	0.6	265
Shinhan Investment Corp	4.77	4.77	56	4.63	1.95	60	0.07	0.07	808
Shinhan Life Insurance	0.12	0.11	242	0.13	0.12	234	0.12	0.11	208
Orange Life Insurance	0.01	0.05	98	0.02	0.04	97	0.02	0.06	100
Shinhan Capital	0.66	0.46	228	0.72	0.73	282	0.77	0.99	162
Jeju Bank	0.53	0.49	96	0.6	0.54	93	0.54	0.46	94
Shinhan Savings Bank	2.81	2.87	90	2.69	2.82	88	2.9	2.85	88
Asia Trust	82.78	82.78	63	84.84	84.84	61	50.61	50.37	67

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

(KRW billion)
	Mar. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Debt	11,296.5	10,426.8	9,795.9
Equity	26,147.8	25,057.1	22,465.4
Debt to Equity Ratio	43.20%	41.61%	43.60%

Twenty Largest Exposures by Borrower

(KRW billion)
As of Mar. 31, 2021 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Economy & Finance	0.0	-	40,656.5	-	-	40,656.5
Korea Housing Finance Corporation	0.0	-	9,470.1	-	-	9,470.1
Bank of Korea	2,000.0	-	4,672.0	0.1	-	6,672.1
Korea Development Bank	3.9	43.2	5,682.4	-	-	5,729.5
Industrial Bank of Korea	672.0	141.2	3,726.8	-	-	4,539.9
NongHyup Bank	908.8	76.6	1,362.5	41.5	-	2,389.3
Export-Import Bank of Korea	-	14.2	2,257.5	28.0	-	2,299.7
Samsung Electronics	-	2,076.3	12.0	-	-	2,088.4
Kookmin Bank	678.8	144.5	593.2	26.3	-	1,442.8
Korea Land & Housing Corporation	0.0	-	1,383.8	-	-	1,383.8
Woori Bank	539.3	71.8	742.2	-	-	1,353.3
Korea Expressway Corporation	0.0	-	1,348.5	-	-	1,348.5
KEB Hana Bank	689.5	106.2	483.1	1.0	-	1,279.9
KB Koonmin Card	-	-	1,235.6	-	-	1,235.6
Hyundai Steel	346.3	346.3	502.1	12.9	0.0	1,207.6
Hotel Lotte	-	485.5	340.1	291.9	-	1,117.5
Korea SMEs and Startups Agency	0.0	-	1,107.2	-	-	1,107.2
Korea Electric Power Corporation	0.3	-	823.8	116.1	-	940.2
Korea National Railway	0.1	-	928.5	-	-	928.6
KB Securities	810.0	-	116.6	-	-	926.6
Total	6,649.0	3,505.9	77,444.5	517.7	0.0	88,117.2
Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

(KRW billion)
As of Mar. 31, 2021 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	648.3	2,422.6	1,347.2	1,063.2	0.0	5,481.2
Hyundai Motor Group	857.8	1,832.3	2,257.5	279.5	0.1	5,227.2
Lotte	73.6	972.9	1,853.9	439.2	0.2	3,339.9
SK	367.6	588.0	1,385.1	449.3	0.0	2,790.1
LG	279.9	631.5	1,103.1	583.3	-	2,597.8
Hanwha	208.3	429.1	1,057.9	311.5	0.0	2,006.8
Hyundai Heavy Industries	151.1	197.9	450.4	975.9	-	1,775.3
LS	196.6	615.6	241.4	649.3	0.0	1,702.9
CJ	155.0	157.6	574.3	154.2	-	1,041.1
GS	27.4	71.9	527.1	242.3	0.0	868.7
Total	2,965.6	7,919.4	10,797.9	5,147.7	0.3	26,830.9
Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Other financial service activities n.e.c.	109.5	109.5	21.5
B	Other financial service activities n.e.c.	56.5	56.5	56.5
C	Manufacture of sections for ships	42.1	39.8	22.3
D	Manufacture of plastic products for fabricating of machine	37.5	37.5	28.5
E	Other financial service activities n.e.c.	23.7	23.7	9.2
F	Building of steel ships	22.6	22.6	0.6
G	Sea freight water transport	16.5	16.5	7.7
H	Manufacture of sections for ships	15.0	13.6	0.2
I	Sea freight water transport	7.7	7.7	7.3
J	Other financial service activities n.e.c.	7.4	7.4	7.4
K	Other financial service activities n.e.c.	7.4	7.4	7.4
L	Manufacture of sections for ships	7.0	7.0	0.1
M	Manufacture of other new parts and accessories for motor vehicles n.e.c.	6.3	6.3	1.8
N	Sea freight water transport	6.1	6.1	2.2
O	Building of steel ships	5.7	5.7	5.1
P	Quarrying of sand and gravel	5.5	5.5	0.4
Q	General hospitals	5.0	5.0	1.0
R	Manufacture of other textiles n.e.c.	4.9	4.9	0.6
S	Manufacture of general electric lighting fixtures	4.6	4.6	1.0
T	Manufacture of taps, valves and similar products	5.1	4.5	2.1
Total		396.0	391.7	182.8
Notes : ▪Consolidated basis as of Mar. 31, 2021 ▪Some of the totals may not sum due to rounding.

4. Independent Auditor

Audit Opinion for the last 3 years

	FY2020	FY2019	FY2018
Independent Auditor	PwC Samil Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.
Audit Opinion	Unqualified	Unqualified	Unqualified

* Based on the external auditor’s review, the external auditor, PwC Samil Accounting Corp., concluded that nothing has come to their attention that causes them to believe the accompanying consolidated interim financial statements as of March 31, 2021 are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2021	PwC Samil Accounting Corp.	958 (annualized basis)	Review/Audit of Financial Statements	1,437.3 Hours
	PwC Samil Accounting Corp.	73 (annualized basis)	Review of Consolidation for Asia Trust	111 Hours
	PwC Samil Accounting Corp.	126 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	173.5 Hours
FY2020	PwC Samil Accounting Corp.	976 (annualized basis)	Review/Audit of Financial Statements	8,809 Hours
	PwC Samil Accounting Corp.	120 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,119.5 Hours
FY2019	KPMG Samjong Accounting Corp.	1,160 (annualized basis)	Review/Audit of Financial Statements	11,497 Hours
	KPMG Samjong Accounting Corp.	102 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,272 Hours

1)Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, PwC Samil Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW2,132 million(excluding value-added taxes) for FY2021.

5. Corporate Governance

Board of Directors and committees of the Board of Directors

As of the reporting date, our board of directors is comprised of one executive director, one non-executive directors and twelve outside directors. We currently have eight subcommittees that serve under the board:

•The Risk Management Committee;

•The Audit Committee;

•The Remuneration Committee;

•The Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;

•The Committee for Recommending Candidates for CEO;

•The Environment, Social and Governance (ESG) Strategy Committee; and

•The Committee for Managing Subsidiary’s Business.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

•	Risk Management Committee

The Committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control.

•	Audit Committee

The Committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The Committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the Board of Directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the Board of Directors for each general meeting of shareholders.

•	Remuneration Committee

This Committee is responsible for reviewing and approving the management’s evaluation and remuneration programs.

•	Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

Members of this Committee are appointed by our Board of Directors if and only to the extent necessary to recommend and nominate candidates for our Outside Director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chair of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

•	Committee for Recommending Candidates for CEO

This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

•	Environmental, Social and Governance (ESG) Strategy Committee

This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

•	Committee for Managing Subsidiary’s Business

This committee is responsible for matters concerning the evaluation of subsidiary management leadership. establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

6. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2021

Name	No. of Common Shares owned	Ownership%2)
National Pension Service	50,666,140	9.81%
BlackRock Fund Advisors3)	29,063,012	5.63%
Employee Stock Ownership Association	25,423,516	4.92%

1) Shareholders who own beneficial ownership of 5% or more and ESOP (common share basis).

2) Ownership is based on the total number of common shares issued, 516,599,554 shares.

3) Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.

Share ownership of Employee Stock Ownership Association

(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2021)	Increase	Decrease	Ending Balance (Mar. 31, 2021)	Ownership% (Mar. 31, 2021)
Employee Stock Ownership	24,680,673	1,562,901	941,783	25,301,791	-
ESOA account	107,466	14,259	-	121,725	-
Total	24,788,139	1,577,160	941,783	25,423,516	4.92%

Common Shares Traded on the Korea Exchange

						(KRW, number of shares)
		Oct. 2020	Nov. 2020	Dec. 2020	Jan. 2021	Feb. 2021	Mar. 2021
Price per share	High	31,500	34,650	34,600	34,200	34,100	37,450
	Low	27,950	31,150	32,000	30,650	31,350	33,250
	Avg.	29,353	32,924	33,571	32,825	32,547	35,423
Trading Volume		59,786,924	71,729,728	60,399,242	75,186,844	42,831,137	61,259,520
Highest Daily Trading Volume		6,673,095	7,202,607	4,462,333	7,289,269	4,263,157	5,756,996
Lowest Daily Trading Volume		1,332,326	1,708,598	1,832,455	1,810,352	1,132,192	1,380,687

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Oct. 2020	Nov. 2020	Dec. 2020	Jan. 2021	Feb. 2021	Mar. 2021
Price per share	High	27.57	31.24	31.96	31.43	30.18	33.54
	Low	23.2	27.72	29.53	27.67	28.06	29.57
	Avg.	25.26	29.71	30.78	30.09	29.26	31.31
Monthly Trading Volume		2,569,344	1,583,197	2,408,500	2,225,016	1,853,572	3,526,506
Highest Daily Trading Volume		237,962	193,843	246,488	217,212	149,099	313,854
Lowest Daily Trading Volume		57,260	36,274	42,390	63,115	55,937	72,715
Note) 1 ADR = 1 Common Shares

7. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Mar. 31, 2021)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957	- CEO of Shinhan Financial Group - Chair of Committee for Managing Subsidiary’s Business - Member of Environmental, Social and Governance (ESG) Strategy Committee	6 years starting from March 23, 2017

2) Non-Executive Directors

Currently, 13 non-executive directors are in office, 12 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

Our non-executive directors are as follows:

(As of Mar. 31, 2021)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Lee Yoon-jae	November 1950	O	- Chair of Board of Directors - Member of Audit Committee - Member of ESG Strategy Committee - Member of Committee for Recommending Candidates for CEO	3 years starting from March 27, 2019
Kwak Su Keun	August 1953	O	- Chair of ESG Strategy Committee - Member of Audit Committee - Member of Committee for Managing Subsidiary Business	2 years starting from March 25, 2021
Byeon Yang-ho	July 1954	O	- Chair of Risk Management Committee - Member of Remuneration Committee - Member of Committee for Managing Subsidiary Business - Member of Committee for Recommending Candidates for CEO	3 years starting from March 27, 2019
Huh Yong-hak	September 1958	O

- Chair of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

- Member of Risk Management Committee

- Member of Committee for Recommending Candidates for CEO

3 years starting from March 27, 2019
Sung Jae-ho	March 1960	O	- Chair of Committee for Recommending Candidates for CEO - Member of Audit Committee - Member of Remuneration Committee - Member of Committee for Managing Subsidiary Business	3 years starting from March 27, 2019
Lee Yong Guk	May 1964	O	- Chair of Remuneration Committee - Member of Risk Management Committee - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	2 years starting from March 25, 2021
Choi Jae Boong	February 1965	O	- Member of Risk Management Committee - Member of ESG Strategy Committee - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	2 years starting from March 25, 2021
Yoon Jaewon	August 1970	O	- Chair of Audit Committee - Member of ESG Strategy Committee - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	2 years starting from March 26, 2020
Park Ansoon	January 1945	O	- Member of Committee for Managing Subsidiary Business	5 years starting from March 23, 2017
Bae Hoon	March 1953	O	- Member of Remuneration Committee	2 years starting from March 25, 2021
Jin Hyun-duk	September 1955	O	- Member of Committee for Recommending Candidates for CEO	2 years starting from March 26, 2020
Choi Kyong-rok	May 1966	O	- Member of Committee for Recommending Candidates for CEO - Member of Committee for Recommending Candidates for Independent Directors and Members of Audit Committee	4 years starting from March 22, 2018

Jin Ok-dong	February 1961	X	-	4 years starting from March 27, 2019

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar. 31, 2021)
Name	Month and Year of Birth	Position	In charge of
Yi Sunny	March 1962	Deputy President and Chief Digital Officer	- Digital Strategy Group
Heo Young Taeg	August 1961	Deputy President and Chief Management Officer	- Business Management Team 1, 2, 3
Jang Dong-ki	January 1964	Deputy President	- Global Markets & Securities Business Group
Lee Byeong-cheol	January 1963	Deputy President	- Pension Business Group
Roh Yong-hoon	March 1964	Deputy President and Chief Financial Officer	- Finance Management Team - Accounting Team - Investor Relations Team - Internal Control on Financial Reporting Team
An Hyo-ryul	May 1965	Deputy President	- Wealth Management Planning Group
Wang Ho-min	March 1964	Deputy President and Chief Compliance Officer	- Compliance Team
Lee Een-kyoon	April 1967	Deputy President and Chief Operation Officer	- Shinhan Leadership Center - Management Support Team
Park Sung-hyun	November 1965	Deputy President and Chief Strategy & Sustainability Officer	- Strategic Planning Team - ESG Planning Team
Ahn Jun Sik	November 1965	Deputy President and Chief Public Relations Officer	- Brand PR Division
Jung Keun Soo	April 1966	Deputy President	- Global Investment Banking Business Group
Kim Soung Jo	January 1967	Deputy President	- Group Audit
Kang Shin Tae	April 1965	Deputy President	- Global Business Management Group
Bang Dong-kwon	February 1966	Managing Director and Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team
Kim Hye Joo	May 1970	Managing Director and Chief Bigdata Officer	- Group Bigdata Strategy

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

(As of Mar. 31, 2021)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	14(12)	3,500	-
Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

(As of Mar. 31, 2021)
	Total number of Persons	Total compensation (KRW million)	Average compensation per person (KRW million)	Notes
Registered Directors	2	214	73	Excluding outside directors, Audit committee members
Outside Directors	8	123	17	Excluding Audit committee members
Audit committee members or internal auditor	4	60	19
Notes : Represents the total number of applicable persons as of Mar. 31, 2021.

Compensation to Non-registered directors

(As of Mar. 31, 2021)
	Total number of persons	Total compensation (KRW million)	Average Compensation per person (KRW million)	Notes
Non-registered directors	8	1,532	191	-

Stock Options

				(As of Mar. 31, 2021)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2007	58,764	58,764	-	-	54,560
Granted in 2008	60,753	-	24,591	36,162	49,053
Total	119,517	58,764	24,591	36,162	-
Notes : ▪The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2021 is KRW 49,053. The closing price of our common stock was KRW 37,450 on Mar. 31, 2021.

Employees

(As of Mar. 31, 2021)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2021 (KRW million)	Average Payment per person (KRW million)
Male	136	2 yrs 7 mths (14 yrs 11 mths) 1)	7,906	58
Female	34	3 yrs 9 mths (10 yrs 4mths) 1)	955	28
Total	170	2 yrs 10 mths (14 yrs) 1)	8,861	52
1) Average length of service including services within group subsidiaries

8. Related Party Transactions

Loans to Subsidiaries

(KRW billion)
Loans to Subsidiaries (in KRW bil.)	Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2021)	Decrease	Increase	Others1)	Ending Balance (Mar. 31, 2021)
Shinhan Card	Loan	2016-01-26	2021-01-26	1.98%	150	150	-	-	-
	Loan	2016-02-24	2021-02-24	1.84%	150	150	-	-	-
	Loan	2017-03-22	2022-03-22	2.22%	150	-	-	-	150
	Loan	2017-04-20	2022-04-20	2.21%	100	-	-	-	100
	Loan	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	Loan	2018-02-22	2023-02-22	2.90%	100	-	-	-	100
	Loan	2019-04-18	2024-04-18	2.04%	100	-	-	-	100
	Loan	2019-04-18	2026-04-18	2.09%	100	-	-	-	100
	Loan	2019-10-22	2024-10-22	1.76%	40	-	-	-	40
	Loan	2019-10-22	2026-10-22	1.81%	60	-	-	-	60
	Loan	2020-09-17	2025-09-17	1.48%	200	-	-	-	200
	Loan	2020-10-29	2023-10-29	1.24%	150	-	-	-	150
	Loan	2020-10-29	2025-10-29	1.46%	150	-	-	-	150
	Loan	2019-11-19	2025-02-04	2.79%	435	-	-	18	453
	Loan	2021-02-18	2026-02-18	1.54%	-	-	150	-	150
	Loan	2021-02-24	2026-02-24	1.62%	-	-	150	-	150
Shinhan Investment Corp	Loan	2019-11-19	2025-02-04	2.79%	98	-	-	4	102
	Loan	2020-08-20	2025-08-20	2.55%	541	-	-	23	564
Shinhan Capital	Loan	2019-02-01	2024-02-01	2.23%	50	-	-	-	50
	Loan	2019-05-24	2024-05-24	1.92%	20	-	-	-	20
	Loan	2020-04-10	2025-04-10	1.75%	200	-	-	-	200
	Loan	2020-12-23	2025-12-23	1.57%	160	-	-	-	160
	Loan	2021-03-16	2026-03-16	1.83%	-	-	150	-	150
	Financial assets at FVPL	2020-04-22	2050-04-22	3.56%	101	-	-	-	101
Shinhan Alternative Investment	Loan	2020-03-16	2023-03-16	1.42%	38	-	-	-	38
	Loan	2020-12-14	2021-03-12	0.99%	5	5	-	-	-
Shinhan Savings Bank	Loan	2016-06-17	2021-06-17	1.61%	50	-	-	-	50
	Loan	2017-06-23	2022-06-23	2.27%	50	-	-	-	50
	Loan	2020-05-28	2025-05-28	1.52%	50	-	-	-	50
Shinhan DS	Loan	2019-02-01	2022-02-01	2.15%	24	-	-	-	24

Shinhan Venture Investment	Loan	2021-02-08	2021-05-07	0.81%	-	-	7	-	7
Total					3,322	305	457	45	3,519

1) Due to foreign exchange translation

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2021
99.2	Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: May 20, 2021	By:	/s/ Roh Yong-hoon

Name: Roh Yong-hoon
Title: Chief Financial Officer